



Rock Robinson IV · 2nd 🔗   🔗 eCarra

CEO at eCarra

Dallas/Fort Worth Area · 500+ connections · **Contact info**

Experience



CEO

eCarra

Aug 2018 – Present · 1 yr 6 mos

Frisco

eCarra is a zero emissions mobility company that aims reduce harmful emissions and accelerate the adoption of electric vehicles by pioneering the electric car ride awareness, eCarra brings the growing tech-centric population and automakers together in real time.

Co-Founder/COO

eCarra.com

Nov 2016 – Present · 3 yrs 3 mos

Plano, Texas

eCarra is a zero emissions mobility company that aims reduce harmful emissions and accelerate the adoption of electric vehicles by pioneering the electric car ride awareness, eCarra brings the growing tech-centric population and automakers together in real time.

 eCarra    Discover

Founder

Stay Savvi

Sep 2016 – Present · 3 yrs 5 mos

6010 West spring creek

Anytime, anywhere support for you and your devices.

    +7

Apple

2 yrs 3 mos

    Business Expert

    Jan 2016 – Sep 2016 · 9 mos

    Dallas, Texas

    Business Development

    Jul 2014 – Sep 2016 · 2 yrs 3 mos

    Southlake, Texas

Vice President

Shea Motors

Feb 2010 – Aug 2014 · 4 yrs 7 mos

Plano Tx

Creatively finding buyers and connecting them to there specific needs. Using social media, I have connected hundreds of car buyers to vehicles that fit there budget and preferences. With a 2% heat case rate, by putting customer service as a priority. In the last few year I have bought over 300 cars. Negotiating is of utmost importance. I have been successful in balan ...see more

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Education

Oral Roberts University

Business, Management, Marketing

1997 – 2000

Lamar high school

Industrial Technology/Technician, 12th

1989 – 1992

Activities and Societies: Industrial Technology, state championship

Volunteer Experience

Fundraiser

Hope's Door

Nov 2015 – 2016 • 1 yr

Animal Welfare

Every year we raise money to give women and children a great thanksgiving experience.

Skills & Endorsements

Customer Service · 42

Endorsed by **LaChanda Horton and 1 other** who is highly skilled at this

Endorsed by **4 of Rock's colleagues at Apple**

Sales · 39

Endorsed by **Ana Deteau**, who is highly skilled at this

Endorsed by **2 of Rock's colleagues at Apple**

Team Building · 27

Endorsed by **8 people who know Team Building**

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